Management Discussion and Analysis

For the Quarter Ended March 31, 2006

May 12, 2006

Norsat International Inc.

Management Discussion and Analysis

May 12, 2006

The following information should be read in conjunction with the Company’s unaudited interim consolidated financial statements and related notes included therein for the three months ended March 31, 2006, and the audited consolidated financial statements, related notes included therein and Management Discussion and Analysis for the year ended December 31, 2005.  All of the Company’s financial statements are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP).  All amounts following are expressed in Canadian Dollars unless otherwise indicated. Additional information relating to the Company, including the Company’s annual information form for the year ended December 31, 2005, may be found on the Company’s web page at www.norsat.com and at www.sedar.com.

Forward Looking Statements

Statements in this report relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

Introduction

Norsat International Inc., founded in 1977, is a provider of intelligent satellite solutions that enable the transmission of data, audio and video via satellite in the most challenging environments. In recent years, the Company has expanded to include the development and production of complete satellite systems, base band software management systems and integration services, which allows the Company the ability to deliver higher value-added satellite systems.  Since 2002, Norsat has focused its marketing and development efforts on producing high-speed portable satellite systems geared to meet customers’ needs in several new areas, with particular focus on Government, Military, Broadcast & Commercial markets.

Norsat International Inc. (“Norsat”) generates revenue from two business units: Microwave Products and Satellite Systems.

The Microwave business unit supplies satellite signal receivers, transmitters and other ground station products for the worldwide commercial market. Over the past several years, the Microwave Products business has been maturing. The Company is committed to maintaining its strong position in this market. The Company maintains its competitiveness by focusing on customer needs and leading the market with the introduction of increasing compact and efficient next generation transmitters, receivers and solid state power amplifiers.

The Satellite Systems business unit designs, manufactures and markets the OmniLink family of products and more recently the GLOBETrekker family of products. This includes portable satellite terminal products that provide rapidly deployable broadband satellite data and video connectivity in areas where traditional communications infrastructure is insufficient, damaged or non-existent.

Norsat International Inc.

Management Discussion and Analysis

Overall Performance

First quarter sales were $2.92 million, an increase of 15.9% over the first quarter last year, gross margins were 39% and net loss was $1.78 million, compared to sales of $2.52 million, gross margins of 38% and net loss of $1.19 million in the same period last year.

Highlights

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On January 9, 2006 the Company announced that it had secured an order from the US Air Force News Agency (AFNEWS) for its Norsat NewslinkTM portable satellite system.

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On February 10, 2006 the Company announced that it had secured an order from Tanzania based media conglomerate Sahara Communications and Publishing Company Ltd., for a Norsat NewslinkTM portable satellite system to transmit studio quality video content live from the site of breaking stories.

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On March 6, 2006 the Company announced that it had closed a private placement. The private placement included the sale of 1,021,744 units at US$3.00 per unit. Each unit consisted of 4 common shares and 3 common share purchase warrants. Each warrant is convertible into one common share at an exercise price of US$0.75 and a term of two years. The net proceeds of the private placement will be used for working capital in connection with the commercialization and production of the Norsat GLOBETrekker TM the latest addition to Norsat’s line of portable satellite systems.

❑

The Company shipped the first order for the GLOBETrekker TM portable satellite system during March 2006.

❑

On April 6, 2006 the Company announced that it had secured an order for the GLOBETrekker TM from a large defense integrator. The GLOBETrekker TM will complement the integrator’s portfolio of solutions aimed at military and homeland security programs.

❑

On April 24, 2006 the Company announced the introduction of new satellite transmitters in extended Ku, Standard Ku, C, and Ka frequency bands. The new transmitters were designed to address emerging needs in the commercial, government and military markets.

Results of Operations

Sales ($000’s)	Three Months Ended March 31
	2006	2005
Microwave	$1,912	$1,945
Satellite Systems	1,007	574
	$2,919	$2,519

Sales of Microwave products were consistent at $1.91 million compared to $1.94 million in the same period last year. Sales of satellite systems were $1.01 million compared to $574 thousand in the same period last year, an increase of 72%. As in previous years, sales in the first quarter were weaker than in other quarters due to industry spending patterned around the end of government and corporate fiscal year ends.

Norsat International Inc.

Management Discussion and Analysis

The Company witnessed strong interest in the GLOBETrekker satellite system, which began shipping at the end of the first quarter. The Company also secured a number of key wins in both the commercial and defense markets. These successes included the sale of the portable satellite systems to leading television broadcasters in both Canada and Tanzania and to two large defense integrators in the United States.

Gross Profit Margin	Three Months Ended March 31
	2006	2005
Microwave	43%	36%
Satellite Systems	30%	46%
	39%	38%

The overall gross margin improved marginally from the prior year but the margins on the two business unit products varied.

The gross profit margin for Microwave products increased to 43% from 36% due to a shift to a higher margin product mix and volume.

The gross margin for satellite system sales decreased from 46% to 30%. This decrease was due to several factors. Sales mix consisted of lower margin systems. The Company also recorded an increased provision for obsolete inventory and work in progress adjustments for custom orders.

Operating Costs ($000’s)	Three Months Ended March 31 (Unaudited)
	2006	2005
Selling, general and administrative	$1,932	$1,478
Product development	818	409
Amortization	124	159
	$2,874	$2,046

Selling, general and administrative (SG&A) expenses for the quarter increased to $1.93 million as compared to $1.48 million for the same quarter last year.

The Company’s current headcount is larger by 10 employees than for the comparable quarter. Salary and employee benefits costs for the quarter were $1.27 million as compared to $1.07 million for the same quarter last year.

Norsat International Inc.

Management Discussion and Analysis

During the quarter the Company incurred increased legal fees resulting from the preparation of new sales agreements, contracts and the negotiation of a new building lease. The Company also incurred consulting fees in regard to the implementation of a new enterprise reporting system.

Product development expenses for the quarter increased to $0.82 million from $0.41 million for the same quarter last year. The increase is primarily attributable to an increase in supplies and material costs relating to the development completion of the GLOBETrekker TM portable satellite system.

Amortization costs for the quarter decreased to $124 thousand from $159 thousand for the same quarter last year as a consequence of certain of the Company’s assets being fully amortized.

($000’s)	Three Months Ended March 31
	2006	2005
Earnings (loss) from continuing operations before other expenses and income taxes	$(1,739)	$(1,087)

The increase in the loss for the first quarter of 2006 as compared to the prior year was due to the increase in operating costs from $2.05 million to $2.87 million.

Other expenses for the quarter, which include interest expense and foreign exchange gains and losses, were $41 thousand compared to the prior year of $93 thousand.

The net effect of the above factors was a net loss from continuing operations for the quarter of $1.78 million or ($0.04) per share basic and diluted, compared to a net loss of $1.19 million in the first quarter of 2005 or ($0.03) per share basic and diluted.

Norsat International Inc.

Management Discussion and Analysis

Quarterly Financial Data (In $000’s, except per share amounts)
	Three Months Ended
	Mar 31	Jun 30	Sep 30	Dec 31
2006
Sales	$2,919
Loss from continuing operations	($1,782)
Net loss	($1,782)
Loss per share from continuing operations - Basic and diluted	($0.04)
Net loss per share - basic and diluted	($0.04)
Weighted average common shares outstanding - Basic and diluted	44,003

2005
Sales	$2,519	$6,155	$4,721	$4,721
Loss from continuing operations	($1,188)	($1,241)	($1,377)	($2,083)
Net Loss	($1,188)	($1.241)	($1,377)	($2,083)
Loss per share from continuing operations - Basic and diluted	($0.03)	($0.03)	($0.03)	($0.05)
Loss per share - Basic and diluted	($0.03)	($0.03)	($0.03)	($0.05)
Weighted average common shares outstanding - Basic and diluted	42,052	42,052	42,259	42,518

2004
Sales	$4,358	$3,371	$5,005	$4,787
Earnings (loss) from continuing operations	$12	($355)	$1,006	($233)
Net Earnings (loss)	$732	($355)	$1,008	($232)
Earnings (loss) per share from continuing operations - Basic and diluted	$0.00	($0.01)	$0.02	($0.01)
Earnings (loss) per share - Basic and diluted	$0.00	($0.01)	$0.02	($0.01)
Weighted average common shares outstanding - Basic and diluted	39,715	39,880	40,638	41,512

Liquidity and Capital Resources

The Company's cash and short-term investments balance at March 31, 2006 was $1.23 million, compared to $1.79 million at December 31, 2005.  This decrease resulted primarily from the loss from operations for the quarter of $1.78 million, a reduction in the accounts payable and accrued liabilities balance by $2.15 million, an increase in inventory of $437 thousand offset by the net proceeds from a private placement of $2.98 million and a decrease in the accounts receivable balance of $404 thousand. Capital expenditure for the quarter was $ 215 thousand primarily from the investment in a new enterprise reporting system.

There is substantial doubt about our ability to continue as a going concern as the continuation of our business is dependent upon obtaining further financing, successful and sufficient market acceptance of our current products and any new products that we may introduce, the continuing successful development of our products and related technologies, and, finally, achieving a profitable level of operations.  The issuance of additional equity securities by us could result in a significant dilution in the equity interests of our current stockholders.  Obtaining commercial loans, assuming those loans would be available, will increase our liabilities and future cash commitments.

Norsat International Inc.

Management Discussion and Analysis

There are no assurances that we will be able to obtain further funds required for our continued operations.  We are pursuing various financing alternatives to meet our immediate and long-term financial requirements.  There can be no assurance that additional financing will be available to us when needed or, if available, that it can be obtained on commercially reasonable terms.  If we are not able to obtain the additional financing on a timely basis, we will be forced to scale down or perhaps even cease the operation of our business.

Private placement

On March 6, 2006 the Company closed a private placement with gross proceeds of US$3,065,232. The placement was for the sale of 1,021,744 units at US$3.00 per unit. Each unit consisted of 4 common shares and 3 common share purchase warrants each convertible to one common share at an exercise price of US$0.75 and a term to maturity of two years. The Company paid a placement fee of 10% of the gross proceeds. The net proceeds of the private placement of  C$2,975,943 will be used for working capital in connection with the commercialization and production of the Norsat GLOBETrekker portable satellite systems.

As the Company continues to invest in developing new products and expanding its markets for those products, the Company will utilize cash until positive earnings are achieved. The Company foresees a need for either revenue growth or capital financing to provide funds for expenses beyond core operations.

Disclosure of Contractual Obligations

Future minimum payments at March 31, 2006 under various purchasing commitments, loan commitments and operating lease agreements for each of the next five years are approximately as follows:

2007

                                                                                                                                   $ 7,968,876

2008                                                                                                                                               446,632

2009                                                                                                                                               437,342

2010                                                                                                                                               420,692

2011                                                                                                                                               420,692

 In the normal course of operations the Company enters into purchase commitments. The Company has accrued for estimated losses, if any, when determinable, including losses on disputed purchase commitments with suppliers. Also included in 2007 is the scheduled repayment on March 31, 2007, of the $US 2,000,000 convertible loan. Substantially, the remaining commitments for 2007 are the inventory purchasing commitments.

Off Balance Sheet Arrangements

The Company has no off balance sheet arrangements.

Norsat International Inc.

Management Discussion and Analysis

Outstanding Share Data

As of March 31, 2006, the Company had issued and outstanding 47,062,558 common shares.  As of March 31, 2006 there were a total of 1,961,400 options and 5,602,043 share purchase warrants outstanding, each entitling the holders to purchase one common share of the Company at various prices ranging from US$0.75 to US$1.00 and C$ 1.09.

Unaudited Interim Financial Statements

The unaudited consolidated financial statements for the period ended March 31, 2006 have been reviewed by the company’s independent auditors.

Significant Accounting Policies and Estimates

Significant accounting policies are described in note 2 to the Company’s Consolidated Financial Statements for 2005. A discussion of the critical accounting policies and the related estimates are included in Management Discussion and Analysis for 2005. There were no significant changes in accounting policies or estimates since the fiscal year ended December 31, 2005.